FORM 3                                             OMB APPROVAL
                                                   OMB NUMBER:3235-0104
                                                   EXPIRES:APRIL 30, 1997
                                                   ESTIMATED AVERAGE BURDEN
                                                   HOURS PER RESPONSE 0.5



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person

   Adams                    John                W.
   (Last)                   (First)             (Middle)

   c/o Smith Management Company, 885 Third Avenue

   New York           New York            10022

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2. Date of Event Requiring Statement (Month/Day/Year)

   January 18, 1996

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3. IRS or Social Security Number of Reporting Person

   ###-##-####

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4. Issuer Name and Ticker or Trading Symbol

   Hawaiian Airlines, Inc.         HA


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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

              Director                             X       10% Owner
  ----------                                   ----------

              Officer (give title below)                   Other
  ----------                                   ---------- (specify
                                                           below)

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6. If Amendment, date of Original
   (Month/Day/Year)




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Table I - Non-Derivative Securties Beneficially Owned


                                                                    3. Ownership          4. Name of
                                    2. Amount of Securities         Form: Direct (D)      Indirect Beneficial
1. Title of security                Beneficially Owned              or Indirect (I)       Ownership
   (Inst.4)                         (Instr.4)                       (Inst.5)              (Instr.5)



Class A Common Stock                 54,545 shares par               I                     Held as sole shareholder of AIP General
                                     value $.01 per share                                  Partner, Inc., general partner of
                                                                                           Airline Investors Partnership, L.P.,
                                                                                           beneficial owner.

Class B Common Stock                 N/A


Preferred Stock                      N/A



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Reminder:  Report  on  a  separate  line  for  each  class of securities beneficially owned directly or indirectly.

FORM 3 (CONTINUED)TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., puts, calls, warrants, options, convertible securities)


1. Title of      2.   Date Exercisable and       3. Title and Amount of        4. Conversion or      5. Ownership     6. Nature
   Derivate           Expiration Date               Securities Underlying         Excercise Price       Form of          of
   Security           (Month/Day/Year)              Derivative Security           of Derivative         Derivative       Indirect
   (Instr.4)                                        (Instr. 4)                    Security              Security:        Beneficial
                                                                                                        Direct (D)       Ownership
                                                                                                        or               (Instr. 5)
                 Date           Expiration       Title           Amount or                              Indirect
                 Exercisable    Date                             Number of                              (I)
                                                                 Shares                                 (Instr. 5)





Explanation of Responses:



**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, SEE Instruction 6 for procedure.

/S/ John W. Adams                                       January 29, 1996
-----------------------------------------------        ------------------
   **Signature of Reporting Person                            Date

   John W. Adams, President of AIP General Partner, Inc., general partner of Airline Investors Partnership, L.P.